UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September, 2009

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Acquisition - 29 September, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: September 29, 2009

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: September 29, 2009

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

29 September 2009

Barclays PLC

Barclays to acquire Citi’s Portugal credit card business

Barclays Bank PLC (“Barclays”), acting through its Portuguese branch, has agreed to acquire the Portuguese credit card business (the “Business”) of Citibank International plc, Sucursal em Portugal (“Citi”).

Under the terms of the transaction, Barclays will acquire approximately 400,000 credit card accounts; gross assets of approximately €644m (as at 30 June 2009), of which substantially all relate to receivables; as well as the Business’s employees. Barclays intends to integrate the Business into its existing Barclays Portugal business, which is part of the Global Retail and Commercial Banking - Western Europe division.

Over time, Barclays intends to rebrand existing Citi cards with its global Barclaycard brand.

Completion is subject to competition clearance and is expected to occur before the end of 2009.

Frits Seegers, Chief Executive of Barclays Global Retail and Commercial Banking, said: “Barclays business in Portugal has grown rapidly over the past three years, adding more than 130 branches across the country. With this acquisition, we will deliver a real step change in our business, significantly increasing Barclays Portugal’s customer base and providing extensive cross-sell opportunities. Barclays Portugal will be a leading international issuer in the country and will be positioned to become a top five player in the cards sector. We are excited about the opportunities this transaction presents for Barclays Portugal and for Barclays shareholders.”

- Ends -

For further information, please contact:
Barclays
Investor Relations	Media Relations
Stephen Jones	Phillippa-Jane Vermoter
+44 (0) 20 7116 5752	+44 (0) 20 7116 7226

Barclays Portugal
Media Relations
Bruno Pocinho e Silva
+351 964 547 962

Citi
Media Relations, London	Media Relations, Portugal
Jonathan Woodier	Salvador da Cunha
+44 20 7986 5610	+351 21 4666500 / +351 937 583 413

About Barclays

Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services, with an extensive international presence in Europe, the USA, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 145,000 people. Barclays moves, lends, invests and protects money for over 49 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

About Barclays Portugal

Barclays Portugal, part of the global Barclays Group, offers retail banking, credit cards, insurance, commercial banking, investment banking and wealth management products and services. Employing more than 2,000 people, Barclays Portugal serves customers and clients across the country through a network of more than 230 ATMs and 210 branches. In 2008, Barclays was ranked the top primary dealer of Portuguese government debt by IGCP and was the leading underwriter of Portuguese corporate bonds. To find out more about Barclays Portugal and its products and services, please visit our website: www.barclays.pt , contact Barclays24 on 707 50 50 50, or visit any one of our branches and speak to one of our consultants.

About Citi

Citi, the leading global financial services company, has approximately 200 million customer accounts and does business in more than 140 countries. Through Citicorp and Citi Holdings, Citi provides consumers, corporations, governments and institutions with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, securities brokerage, and wealth management. Additional information may be found at www.citigroup.comor www.citi.com.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as “may”, “will”, “seek”, “continue”, “aim”, “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe” or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the integration of the Lehman Brothers North American businesses into the Group’s business and the quantification of the benefits resulting from such acquisition, the proposed disposal of Barclays Global Investors and the impact on the Group, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition – a number of which factors are beyond the Group’s control. As a result, the Group’s actual future results may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the UK Financial Services Authority, the London Stock Exchange or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.